Exhibit (a)(14)

HGS RIGHTS PLAN FAQ

1.	What is a Stockholder Rights Plan?

A Stockholder Rights Plan is designed to protect a public company and its stockholders from tactics to gain control of the company without paying all stockholders an appropriate premium for that control. The Rights Plan allows our Board of Directors time to fully understand the tender offer for the Company and explore other strategic alternatives.

2.	Why did HGS adopt a Stockholder Rights Plan?

The Stockholder Rights Plan, which has a term of one year, is intended to allow HGS to fully engage in its strategic review process and as a means to protect the interests of the Company’s stockholders. The Rights Plan will not prevent any offers or transactions that the Board determines to be in the best interest of HGS and its stockholders.

It is important to note that stockholders rights plans have been used by companies for more than 20 years. Since that time, more than 1,000 companies have adopted stockholder rights plans.

3.	How does a Stockholder Rights Plan work?

A Rights Plan gives every stockholder the right to purchase additional shares of stock at a reduced price, often 50 percent of the market price. When the Rights become exercisable, they may be exercised by every stockholder except the stockholder that acquires more than a certain percentage of the Company.

Under HGS’ stockholder rights plan, which was adopted by the Board of Directors on May 16, 2012, the limit of ownership is capped at 15 percent.

With limited exceptions, if any stockholder tries to acquire more than 15 percent of the Company without approval of the Board, his or her shares become extremely diluted, making it difficult to complete a tender offer in a way that is financially viable. The rights plan permits ownership of less than 20% of the Company by certain institutional investors.

Full details about HGS’ Rights Plan can be found in the Form 8-K filed by HGS with the U.S. Securities and Exchange Commission.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., HGS has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com, or stockholders may call HGS’ Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.